SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

(Amendment 2)

BPZ Resources, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055639108
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

(Page 1 of 8 Pages)

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     *The remainder of this cover page shall be filled out for a reporting
person's initial filing on this form with respect to the subject class of
securities, and for any subsequent amendment containing information which
would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be
deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act
of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the
Notes)

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		
		Centennial Energy Partners V, L.P. 20-0438877	

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **		
		(a)	[ ]
		(b)	[X]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF	(5)	SOLE VOTING POWER	
SHARES			-0-
BENEFICIALLY	(6)	SHARED VOTING POWER	
OWNED BY			6,475,054
EACH	(7)	SOLE DISPOSITIVE POWER	
REPORTING			-0-
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	
			6,475,054

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	
		6,475,054

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	
		5.61%

(12)	TYPE OF REPORTING PERSON **	
		OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)	
		Centennial Energy Partners, L.L.C. 13-3961810

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **	(a) [ ] (b) [X]

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5)	SOLE VOTING POWER	-0-
	(6)	SHARED VOTING POWER	11,323,263
	(7)	SOLE DISPOSITIVE POWER	-0-
	(8)	SHARED DISPOSITIVE POWER	11,323,263

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	
		11,323,263

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	
		9.80%

(12)	TYPE OF REPORTING PERSON **	
		OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter K. Seldin		

| (2) | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ** | (a) | [ ] |
| | | (b) | [X] |

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	(5)	SOLE VOTING POWER	0
SHARES			
BENEFICIALLY	(6)	SHARED VOTING POWER	11,323,263
OWNED BY			
EACH	(7)	SOLE DISPOSITIVE POWER	0
REPORTING			
PERSON WITH	(8)	SHARED DISPOSITIVE POWER	11,323,263

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,323,263	

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES **	[ ]

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.80%

(12)	TYPE OF REPORTING PERSON ** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

    The name of the issuer is BPZ Resources, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

    The Company's principal executive offices are located at 580 Westlake
Park Blvd., Suite 525, Houston, Texas 77079.

Item 2(a).   Name of Person Filing:

    This statement is filed by:
 ((i)   Centennial Energy Partners V, L.P., (Centennial V) a Delaware
limited partnership with respect to the shares of Common Stock directly owned
 by it;
(ii) Centennial Energy Partners, L.L.C., (Energy) a limited liability
company organized under the laws of the State of Delaware, with
respect to the shares of Common Stock directly owned by Centennial
Energy Partners V, L.P. and other private investment vehicles (collectively
the Partnerships)to which Centennial Energy Partners, L.L.C serves as general
partner.
(iii) Peter K. Seldin, with respect to the shares of Common Stock owned by
the entity in (ii).

Energy and Mr. Seldin do not own any shares of Common Stock directly.
The foregoing are hereinafter sometimes collectively referred to as
The "Reporting Persons."

Item 2(b).   Address of Principal Business Office or, if None, Residence:

    The address of the business office of each of the Reporting Persons is
    575 Lexington Ave. 33rd FL., New York, New York 10022.

Item 2(c).   Citizenship:

Centennial V is a limited partnership organized under the laws of the State
Of Delaware.
Energy is a limited liability company organized under the laws of the State
of Delaware.
Peter K. Seldin is a United States citizen.

Item 2(d).   Title of Class of Securities:

    Common Stock, no par value(the "Common Stock")

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

      (a) [ ] Broker or dealer registered under Section 15 of the Act,

      (b) [ ] Bank as defined in Section 3(a)(6) of the Act,

      (c) [ ] Insurance Company as defined in Section 3(a)(19) of
             the Act,

      (d) [ ] Investment Company registered under Section 8 of the
             Investment Company Act of 1940,

      (e) [ ] Investment Adviser registered under Section 203 of the
             Investment Advisers Act of 1940,

      (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with
             13d-1 (b)(1)(ii)(F),

      (g) [ ] Parent Holding Company or control person in accordance
             with Rule 13d-1 (b)(ii)(G),

      (h) [ ] Savings Associations as defined in Section 3(b) of the
             Federal Deposit Insurance Act,

      (i) [ ] Church Plan that is excluded from the definition of an
             investment company under Section 3(c)(14) of the
             Investment Company Act of 1940,

      (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

A. Centennial Energy Partners V, L.P.
         (a) Amount beneficially owned: 6,475,054
         b) Percent of class: 5.61% The percentages used herein and in
         the rest of Item 4 are calculated based upon 115,507,886
         shares of Common Stock outstanding as reported by the
         Company as of November 3, 2010. This information was
         provided in the Companys Form 10Q for the period ended
         September 30, 2010.
        (c)(i) Sole power to vote or direct the vote: -0-
        (ii) Shared power to vote or direct the vote: 6,475,054
       (iii) Sole power to dispose or direct the disposition: -0-
       (iv) Shared power to dispose or direct the disposition: 6,475,054

B. Centennial Energy Partners, L.L.C.
        (a) Amount beneficially owned: 11,323,263
        b) Percent of class: 9.80%
     (c)(i) Sole power to vote or direct the vote: -0-
      (ii) Shared power to vote or direct the vote: 11,323,263
     (iii) Sole power to dispose or direct the disposition: -0-
      (iv) Shared power to dispose or direct the disposition: 11,323,263

C. Peter K. Seldin
        (a) Amount beneficially owned: 11,323,263
        (b) Percent of class: 9.80%
     (c)(i) Sole power to vote or direct the vote: 0
      (ii) Shared power to vote or direct the vote: 11,323,263
     (iii) Sole power to dispose or direct the disposition: 0
      (iv) Shared power to dispose or direct the disposition: 11,323,263

Item 5.   Ownership of Five Percent or Less of a Class.

    Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

    Energy, the general partner of the Partnerships has the power
to dispose of and the power to vote the shares of Common Stock
beneficially owned by each of the partnerships. Peter K. Seldin is
the Managing Member of Energy, and accordingly, has the power to vote
and dispose of the Common Stock beneficially held by Energy.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on by the Parent Holding Company.

    Not applicable.

Item 8.   Identification and Classification of Members of the Group.

   Not applicable.

Item 9.   Notice of Dissolution of Group.

   Not applicable.

Item 10.   Certification.

   Each of the Reporting Persons hereby makes the following certification:

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: February 8, 2011

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
         Managing Member

By: /s/ Peter K. Seldin
      Peter K. Seldin

AGREEMENT

The undersigned agree that this schedule 13G dated February 8, 2011 relating to the Common Stock of BPZ Resources, Inc. shall be filed on behalf of the undersigned.

Centennial Energy Partners V, L.P.

By: /s/ Peter K. Seldin
      Peter K. Seldin
      Centennial Energy Partners, L.L.C.
      General Partner

Centennial Energy Partners, L.L.C.

By: /s/ Peter K. Seldin
      Managing Member

By: /s/ Peter K. Seldin
      Peter K. Seldin